Exhibit 23.4

Consent of Independent Auditors

The Board of Directors and Stockholders

OCI N.V.:

We consent to the use of our report dated November 5, 2015, with respect to the combined carve-out statements of financial position of the ENA business of OCI N.V. as of December 31, 2014 and 2013 and January 1, 2013, and the related combined carve-out statements of profit or loss and other comprehensive income, changes in net investment, and cash flows for the years ended December 31, 2014 and 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Accountants N.V.

Amstelveen, Netherlands

December 23, 2015